14 September 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 89,850 RELX PLC ordinary shares at a price of 1065.6561p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 90,639,185 ordinary shares in treasury, and has 1,116,379,922 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 20,940,850 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 80,000 RELX NV ordinary shares at a price of €13.8705 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 52,785,694 ordinary shares in treasury, and has 994,726,132 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 11,487,150 shares.